File No. _________



                       SECURITIES AND EXCHANGE COMMISSION


                                Washington, D.C.


                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33 (a) of the

             Public Utility Holding Company Act of 1935, as amended


                    Empresa de Electricidad de los Andes S.A.
                      (Name of the foreign utility company)


                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

                 (Name of filing company, if filed on behalf of
                           a foreign utility company)


ITEM 1
------

NOTIFICATION
------------

     Public Service Enterprise Group Incorporated (PSEG), a holding company exempt from the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act") pursuant to Section 3(a)(1) thereof and the corporate parent of Public Service Electric and Gas Company ("PSE&G"), a "public-utility company" as that term is defined in the Holding Company Act, hereby files with the Securities and Exchange Commission (Commission), pursuant to Section 33 of the Holding Company Act, this Form U-57 on behalf of Empresa de Electricidad de los Andes S.A. ("Electroandes"), a Peruvian company, for the purpose of notifying the Commission that Electroandes is, and hereby claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Holding Company Act.

     Electroandes was created in April 1996 from the divestiture of the state-owned mining company's electricity operations. In July 2001, in accordance with the Peruvian Privatization Law, the government of Peru held a competitive bid to sell Electroandes. PSEG Global Inc. was the successful bidder. The auction of Electroandes by the government of Peru was subject to the pre-emptive rights of Electroandes' employees to purchase up to 10% of the shares, at a price per share equal to that offered by the winning bidder. In addition, Doe Run Peru S.R.L ("Doe Run"), a refinery and smelting company, as well as the largest off-taker of energy from Electroandes, had pre-emptive rights to acquire up to 30% of the shares at the same price. Pursuant to the competitive bid Doe Run Peru and the employees had 10 days from the announcement of the winning bid to exercise their options. Doe Run Peru did not exercise their pre-emptive rights, however, Electroandes' employees exercised their rights to acquire thirty three hundredths of a percent (0.33%) of the shares of Electroandes. PSEG Global Inc. will indirectly acquire the remaining ninety nine and sixty seven hundredths percent (99.67%) of the shares of Electroandes on or about December 11, 2001.


     Neither Electroandes nor any of its subsidiary companies owns or derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither Electroandes nor any of its subsidiary companies is a public-utility company operating in the United States of America, as such terms are defined in the Holding Company Act.


ITEM I
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Name and business address of the entity claiming FUCO status:
------------------------------------------------------------

Empresa de Electricidad de los Andes S.A.
Carret. Central S/N Km. 175.5
La Oroya, Peru

Description of the facilities:
-----------------------------

     Electroandes will derive its income from the generation, transmission and sale of electric energy in Peru. Electroandes owns and operates four hydroelectric power stations, impoundment reservoirs, a 460-mile transmission system, substations, a control center and an ancillary telecommunications system. Electroandes' four hydroelectric stations are Yaupi (108 MW), Malpaso (54 MW), Pachachaca (12 MW) and Oroya (9 MW). These hydroelectric plants produce electricity with water from three different impoundment systems, which have a total water storage capacity of approximately 20 billion cubic ft. (the "Facilities"). The Facilities are located in the Central Andean region of Peru.

Ownership of Voting Securities:
------------------------------

     The voting securities of Electroandes will be indirectly owned ninety nine and sixty seven hundredths percent (99.67%) by PSEG Global Inc. and thirty three hundredths of a percent (0.33%) by the employees of Electroandes.

     PSEG Global Inc. is a wholly owned subsidiary of PSEG Energy Holdings Inc., a wholly owned subsidiary of Public Service Enterprise Group Incorporated ("PSEG").

ITEM 2
------

Domestic Associate Public-Utility Companies
-------------------------------------------

     Upon completion of the closing, PSE&G, a wholly owed subsidiary of PSEG, will be the only domestic associate public-utility affiliate of Applicant, as such terms are defined in Section 2 of the Holding Company Act. PSE&G is a wholly owned direct subsidiary of PSEG, a publicly-held holding company, exempt by rule under Section 3(a)(1) of the Holding Company Act. PSE&G will pay no portion of the purchase price for its affiliate's interest in, and will itself have no interest in, Electroandes.

EXHIBIT A
---------

State Commission Certification - New Jersey
-------------------------------------------

     Exhibit A has been omitted for the State of New Jersey for reasons set forth below, since the state certification requirement with regard to the State of New Jersey is deemed satisfied by Orders issued in 1986, prior to the enactment of Section 33 (a) (2) of the Holding Company Act, by the Board of Public Utilities of the State of New Jersey ("BPU"), the only state commission having jurisdiction over the retail gas and electricity rates of PSE&G. In support of such claimed exemption from state certification, PSEG incorporates by reference the BPU Order of January 17, 1986, entitled "Order Authorizing Transfer of Capital Stock and Approval of Merger", as amended by the BPU and Order dated November 13, 1986, entitled "Order Authorizing Transfer of Capital Stock and Approval of Merger" also incorporated by reference1. PSEG asserts that such BPU Orders satisfy the requirements of Section 33 (a)(2).

     Section 33 (a)(2) requires that every state commission having jurisdiction over the retail electric or gas rates of a public-utility company that is an associate company or an affiliate of an otherwise exempted foreign utility company must certify to the Securities and Exchange Commission that it has "the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority."

     Section 33 (a) (2) also provides that this requirement "shall be deemed satisfied" if, prior to the enactment of Section 33 (a) (2), the relevant state commission had, "on the basis of prescribed conditions of general applicability," determined that the ratepayers of the public utility company are "adequately insulated from the effects of diversification and the diversification would not impair the ability of the state commission to regulate effectively the operations of such company."

     PSE&G, an associate company or affiliate company of Electroandes, is a public-utility company that, among other things, distributes electric energy and natural gas at retail in the United States. As indicated above, the retail rates of PSE&G are regulated by the New Jersey BPU. The BPU Orders referenced above authorize the transfer of PSE&G's issued and outstanding shares of common stock to a new holding company to be formed - PSEG. This Order, as amended, commonly referred to as the Holding Company Order, was and is generally applicable to all of PSEG's non-utility activities. The BPU (at pp. 3-6 of the January 17, 1986 Order) imposed seventeen (17) conditions generally applicable to the new holding company and its subsidiaries.

     The BPU additionally noted (at p. 9) that it can monitor PSE&G's inter-corporate transactions with affiliates; assure that utility assets are not transferred to unregulated affiliates and that the utility is adequately compensated for the transfer of such assets; and assure adequate capitalization by reducing the earnings of PSE&G until the holding company makes proper capital commitments. Such Order stated (at p.8) the BPU's conclusion that:

     "This Board has ample statutory authority to regulate all utility activites
(sic) and, if required by existing facts or circumstances, to take reasonable and appropriate action in order to resolve regulatory problems and to protect the public."

     The BPU further stated that:

     "The Board's traditional regulatory powers will provide all the enforcement that the Board will need to assure that PSE&G's utility operation and its customers receive first priority, and that diversification by the Holding Company does not affect the utility or its customers. The Board's regulatory tools will be at least as effective when applied to PSE&G as part of a holding company structure as they would be if PSE&G were to embark on diversification through wholly-owned subsidiaries."

     The BPU concluded by finding inter alia (at p. 10) that:

     (2) The proposed conditions set out in the joint Position and Agreement entered into by the Petitioner and Staff are reasonable and appropriate, and, in conjunction with existing statutes, provide this Board with sufficient means and authority by which to properly regulate utility operations;

     (3) The proposed restructuring will have no adverse impact upon the rates charged to Petitioner's ratepayers, the employees of the utility or upon PSE&G's ability to render safe, adequate and proper service;

     Accordingly, the BPU, the sole state commission with jurisdiction over the retail rates of PSE&G determined, as set forth in the BPU Orders, on the basis of prescribed conditions of general applicability, that the ratepayers of PSE&G are adequately insulated from the effects of diversification and that diversification would not impair the ability of the BPU to effectively regulate the utility operations of PSE&G.

Conclusion
----------

     Accordingly, Electroandes satisfies the criteria set forth in section 33(a) of the Holding Company Act for qualification as a foreign utility company.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        PUBLIC SERVICE ENTERPRISE GROUP
                                        INCORPORATED


                                        By: MORTON A. PLAWNER
                                        -------------------------------
                                            Morton A. Plawner,
                                            Treasurer

Date:  December 10, 2001

-------------------------
1 PSEG has previously relied on and filed paper copies with the Commission of such BPU Orders as satisfaction of the state certification requirement. See U-57 filings of Public Service Enterprise Group Incorporated on behalf of:
Shanghai Wei-Gang Energy Company Ltd. filed with the Commission on May 30, 2000; Empresa Distribuidora de Electricidad de Entre Rios S.A. filed electronically with the Commission on December 28, 2000; Sociedad Austral de Electricidad S.A., filed electronically with the Commission on August 30, 2001 and Sistema de Transmision del Sur S.A. filed electronically with the Commission on October 9, 2001.